November 9, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	OKYO Pharma Ltd.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted August 23, 2021
CIK No. 0001849296

Ladies and Gentlemen:

This letter sets forth the responses of OKYO Pharma Ltd., a Delaware corporation (the “Company”), to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) concerning its Amendment No. 2 to Draft Registration Statement on Form S-1 (CIK No. 0001849296) submitted to the Commission on August 23, 2021 (the “Registration Statement”).

References in the text of the responses herein to captions and page numbers refer to Amendment No. 3 to the Company’s Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”), which is being filed herewith.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted on August 23, 2021

Cover Page

1.

We note your disclosure on the cover page of the prospectus that the offering is a resale by the selling shareholders of American Depository Shares and that you intend to list the ADSs on Nasdaq. We also note your disclosure that the selling shareholders may sell the ordinary shares represented by the ADSs in market transactions through any market in which the ADSs are then traded. Please advise us, and disclose in the prospectus as applicable, the process in which a holder of ADSs would obtain the ordinary shares and sell the ordinary shares in the market in which the ADSs are traded. Please also reconcile this statement with your disclosure on page 106 as to how ADR holders can cancel an ADS and obtain deposited securities

RESPONSE: We have revised the front cover page of the prospectus and the Plan of Distribution in the Amended Draft Registration Statement to disclose that a selling shareholder may only sell ADSs on Nasdaq and may sell ordinary shares not represented by ADSs in private transactions or in open market trades, including on the London Stock Exchange, which resales are not covered by this prospectus. We have used the registration statement of Pharming Group N.V. (Commission File Number: 001-39822) as a basis for the disclosure – that being, we believe, the only other precedent for the dual listing of an ADS on Nasdaq with no offering at the time of listing.

2.	Your disclosure provides that, “The price of [y]our ADSs will be determined in part by reference to the trading price of [y]our ordinary shares on the Main Market of the London Stock Exchange” and “for discussion of the factors considered in determining the initial public offering price of our ADSs, see “Underwriting.” Please revise to stately clearly how the initial trading price of the ADSs on Nasdaq will be determined, e.g., if relying upon the trading price of the shares on the London Stock Exchange, and discuss separately throughout the prospectus how the price may be determined after the initial trading price. In addition, please revise the reference to the Underwriting section since it appears that an underwriter will not be involved in the offering and this section is no longer included in the prospectus.

RESPONSE: We have revised the front cover page of the prospectus and the Plan of Distribution in the Amended Draft Registration Statement to disclose that we expect that the opening public price of our ADSs on Nasdaq will be determined by reference to the most recent trading price of our ordinary shares on the London Stock Exchange, as adjusted for the currency exchange rate and a share-ADS ratio of 65 to one. We have also deleted any reference to “Underwriting” and replaced it with “Plan of Distribution.”

Compensation, page 77

3.	Please present footnotes (1) and (2) in the table to clarify which column or item in the table each footnote relates.

RESPONSE: We have presented footnotes (1) and (2) to the Compensation table on pages 77-78 of the Amended Draft Registration Statement.

Selling Shareholders, page 81

4.	Please revise the disclosure and the table to disclose clearly that the selling shareholders are offering ADSs for resale and that the ordinary shares are deposited securities represented by the ADSs.

RESPONSE: We have revised the Selling Shareholders table in the Amended Draft Registration Statement to disclose clearly that the selling shareholders are offering ADSs for resale and that the ordinary shares are deposited securities represented by the ADSs.

Description of the American Depository Shares, page 104

5.	The disclosure provides that “JPMorgan Chase Bank, N.A., as depositary will issue the ADSs which you will be entitled to receive in this offering.” Please revise to clarify whether the depositary has issued the ADSs since this is a resale offering and clearly disclose those transactions.

RESPONSE: We have revised the Amended Draft Registration Statement to make it clear that there is no offering and added to the front page disclosure that upon the registration statement becoming effective the Selling Shareholders will be able to deposit their ordinary shares and receive ADSs.

Notes to Financial Statements

Note 4. Changes in Accounting Policies and Prior Year Adjustments

Accounting for warrants issued as part of a cash fundraise – Prior year adjustment, page F-15

6.	You disclose that the impact of the change in accounting treatment related to the warrants issued as part of a cash fundraise resulted in a reduction in share capital and a corresponding increase in warrant reserve for the period ended March 31, 2020. It appears that the impact actually resulted in an increase in share capital and reduction in warrant reserve. As such, please revise your disclosure to correctly describe the impact to the financial statement line items transaction, and the approximate dollar value of the amount involved in the transaction.

RESPONSE: We have revised the Amended Draft Registration Statement on page F-15 to correctly describe the impact to the financial statement line items transaction, and the approximate dollar value of the amount involved in the transaction is stated.

General

7.	We note your revised disclosure that the prospectus relates to a resale by the selling shareholders of American Depository Shares. Please advise us when the selling shareholders have acquired the ADSs, or will acquire the ADSs, being registered for resale and the exemption from registration relied upon for such offers and sales.

RESPONSE: As is now disclosed on the cover page, the Selling Shareholders will be entitled to deposit their ordinary shares and receive ADSs upon the registration statement becoming effective. The Selling Shareholders will only be entitled to deposit their ordinary shares and receive ADSs upon the registration statement becoming effective. Shareholders other than the Selling Shareholders may be able to deposit ordinary shares and receive ADSs subject to such shareholders being able to represent to the Depositary that an available exemption (primarily Rule 144 in respect of non-affiliates) is available to them.

8.	If the securities are to be offered on a delayed or continuous basis pursuant to Rule 415 of Regulation C, please check the applicable box on the cover page of the registration statement.

RESPONSE: We have checked the applicable box on the cover page of the Amended Draft Registration Statement.

9.	We note your disclosures in regards to underwriters as follows:

●	“In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such ordinary shares,” page 106
●	“if the underwriters exercise in full their over-allotment option to purchase an additional [ ] ADSs, [ ] ordinary shares (including [ ] …,” page 115
●	“the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering,” page 123

Please revise your disclosure to disclose clearly the involvement of underwriters as applicable.

RESPONSE: We have revised the Plan of Distribution in the Amended Draft Registration Statement to delete references to underwriters.

If you have any questions relating to any of the foregoing, please contact Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP at (212) 634-3067.

Very truly yours,
/s/ Jeffrey Fessler
Jeffrey Fessler
Sheppard, Mullin, Richter & Hampton LLP

cc: Gary Jacob, CEO

-4-